UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)*

                             (AMENDMENT NO. 5)

                            Dynex Capital, Inc.
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                              (Name of Issuer)

                  Common Stock, $0.01 par value per share
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                       (Title of Class of Securities)

                                 26817Q506
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                               (CUSIP Number)

                                                 with a copy to:

                                                 Stephen Fraidin
         Michael R. Kelly                Fried, Frank, Harris, Shriver &
         550 West C Street                          Jacobson
        San Diego, CA 92101                     One New York Plaza
          (619) 687-5000                     New York, NY 10004-1980
                                                  (212) 859-8000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              October 27, 2000
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          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26817Q506

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CALIFORNIA INVESTMENT FUND, LLC 33-0688954

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                         (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.00%

14  TYPE OF REPORTING PERSON (See Instructions)

    CO

SCHEDULE 13D

CUSIP No. 26817Q506

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MICHAEL R. KELLY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                         (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.00%

14  TYPE OF REPORTING PERSON (See Instructions)

    IN

SCHEDULE 13D

CUSIP No. 26817Q506

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    RICHARD KELLY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                         (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.00%

14  TYPE OF REPORTING PERSON (See Instructions)

    IN

          This amendment amends and supplements Schedule 13D of California Investment Fund, LLC, dated March 29, 2000, and filed on April 4, 2000 with the Securities and Exchange Commission ("SEC"), Amendment No. 1 to Schedule 13D, dated September 13, 2000 and filed on September 13, 2000 with the SEC, Amendment No. 2 to Schedule 13D, dated October 3, 2000 and filed on October 3, 2000 with the SEC, Amendment No. 3 to Schedule 13D, dated October 17, 2000 and filed on October 17, 2000 with the SEC, and Amendment No. 4 to
Schedule 13D, dated October 24, 2000 and filed on October 24, 2000 with the SEC (together, the "Schedule 13D"). Except as amended by this amendment, there has been no change in the information previously reported on the
Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          On September 29, 2000, California Investment Fund, LLC (the "Fund") and Dynex Capital, Inc. ("Dynex") entered into a letter of intent (as amended, the "Letter of Intent") regarding the Fund's proposed acquisition of Dynex for $90 million through a reverse triangular merger of a wholly-owned subsidiary of the Fund with and into Dynex. A copy of the Letter of Intent was attached as an Exhibit to the Fund's Amendment No. 2 to Schedule 13D filed on October 3, 2000 with the SEC, and is specifically incorporated herein by reference, and the description herein of such letter is qualified in its entirety by reference to such letter.

          Among other things, the Letter of Intent provided that for the three-week period commencing on September 29, 2000 and ending on October 20, 2000 (the "Exclusivity Period") (i) Dynex would not, directly or indirectly, cooperate with, provide information for or otherwise engage in or facilitate discussions or negotiations with any third party concerning any alternative transaction with a third party regarding a potential acquisition of Dynex and (ii) the Fund would use its best efforts to obtain the necessary financing commitments on terms reasonably satisfactory to the Fund to consummate the proposed merger, complete its due diligence and obtain any consents that it believes are necessary or advisable to complete a merger transaction.

          On October 22, 2000, the Fund and Dynex agreed to extend the expiration date of the Exclusivity Period under the Letter of Intent to October 27, 2000 (the "Extension Letter to Letter of Intent"). A copy of the Extension Letter to Letter of Intent was attached as an Exhibit to the Fund's Amendment No. 4 to Schedule 13D filed on October 24, 2000 with the SEC, and is specifically incorporated herein by reference, and the description herein of such letter is qualified in its entirety by reference to such letter.

          On October 27, 2000, the Fund and Dynex agreed to further extend the expiration date of the Exclusivity Period under the Letter of Intent to November 3, 2000 (the "Second Extension Letter to Letter of Intent"). A copy of the Second Extension Letter to Letter of Intent is attached hereto as Exhibit A and is specifically incorporated herein by reference, and the description herein of such letter is qualified in its entirety by reference to such letter. The other terms and conditions of the Letter of Intent remain unchanged. Other than with respect to the extension of the Exclusivity Period to November 3, 2000, the Letter of Intent remains in full force and effect.

          The Fund and Dynex have continued to hold discussions regarding a potential merger transaction and are negotiating the form of a proposed definitive merger agreement, as set forth in the Fund's Amendment No. 3 to
Schedule 13D filed on October 17, 2000 with the SEC.

          Depending on the outcome of the discussions between Dynex and the Fund, the Fund reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investment in Dynex, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as it may determine. The Fund also reserves the right to suspend or terminate its discussions with Dynex at any time.

          Except as stated in this response to Item 4 and in furtherance of a proposed business combination, the Fund has no current plans or proposals with respect to Dynex or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

Exhibit A -  Second Extension  Letter  to  Letter  of  Intent  between  the
             Fund and Dynex, dated October 27, 2000.

                                 SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2000              California Investment Fund, LLC,
                                    a California limited liability company


                                    By:  /s/ Michael R. Kelly
                                         ----------------------------------
                                         Michael R. Kelly
                                         Its:Managing Member



Date: October 30, 2000              Michael R. Kelly


                                    By:  /s/ Michael R. Kelly
                                         ----------------------------------
                                         Michael R. Kelly, as an Individual



Date: October 30, 2000              Richard Kelly


                                    By:  /s/ Richard Kelly
                                         ----------------------------------
                                         Richard Kelly, as an Individual

EXHIBIT INDEX

Exhibit A -  Second Extension  Letter  to  Letter  of  Intent  between  the
             Fund and Dynex, dated October 27, 2000.